UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amylin Pharmaceuticals, LLC

File No. 000-19700- CF#30292

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Bristol-Myers Squibb Company (successor to Amylin Pharmaceuticals, LLC) submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information Amylin Pharmaceuticals, LLC excluded from the Exhibits to Forms 10-K filed on March 10, 2005, February 27, 2009, and February 22, 2012.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.43	10-K	March 10, 2005	through December 31, 2016
10.46	10-K	February 27, 2009	through December 31, 2016
10.45	10-K	February 22, 2012	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary